CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                             ALLEGRO NEW MEDIA, INC.



     Allegro New Media, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

     FIRST: That the board of directors of the Corporation, at a meeting duly held on October 5, 1996, adopted a resolution proposing and declaring advisable the following amendment to the Corporation's Certificate of Incorporation:

     RESOLVED, that the Certificate of Incorporation of Allegro New Media, Inc. be amended by deleting Article FOURTH thereof in its entirety and substituting, in lieu thereof, the following:

     FOURTH: (a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is THIRTY-TWO MILLION (32,000,000) shares. Of these (i) THIRTY MILLION (30,000,000) shares shall be shares of Common Stock of the par value of $.001 per share; (ii) ONE MILLION NINE HUNDRED THIRTY-NINE THOUSAND FOUR HUNDRED EIGHTY (1,939,480) shares shall be Serial Preferred Stock of the par value of $.001 per share; and (iii) SIXTY-THOUSAND FIVE HUNDRED TWENTY (60,520) shares shall be Class B Voting Preferred Stock, Series A of the par value of $.001 per share.

     (b) The statement of the relative rights, preferences and limitations of the shares of each class is as follows:

     A. Serial Preferred Stock. The Serial Preferred Stock may be issued from time to time in classes or series and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions of the Board of Directors providing for the issuance of such stock.

     1. Designation. (a) The designation of the series of Serial Preferred Stock created hereby shall be "Class B Voting Preferred Stock, Series A" (hereinafter called the "Class B Preferred"), and the number of shares constituting the Class B Preferred is 60,520.

     (b) All shares of Class B Preferred shall be identical with each other in all respects. All shares of Class B Preferred shall rank, as to the payment of dividends and of distributions of assets upon any dissolution, liquidation or

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winding up of the  Corporation,  prior to the common stock,  par value $.001 per share, of the Corporation, and any other stock which by its terms ranks junior to the Class B Preferred and on a parity with any other class or series of stock of the Corporation ranking on a parity with the Class B Preferred as to distribution upon dissolution, liquidation or winding up of the Corporation.

     (c) Shares of the Class B Preferred that have been redeemed, purchased or otherwise acquired by the Corporation shall not be reissued as Class B Preferred and when retired as provided by the General Corporation Law of the State of Delaware, shall have the status of authorized but unissued shares of Serial Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board of Directors of the Corporation or a duly authorized committee thereof.

     2. Dividends. Each holder of shares of Class B Preferred (each a "Holder") shall not be entitled to receive any dividends.

     3. Liquidation Rights. (a) Upon the dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, the Holders of shares of Class B Preferred then outstanding shall be entitled to receive, out of the assets of the Corporation available for distribution to stockholders after satisfying claims of creditors but before distributions of assets shall be made on the Common Stock or any other class or series of stock ranking junior to the shares of Class B Preferred upon liquidation, dissolution or winding up of the Corporation, the amount of $.001 per share plus an amount equal to all accrued but unpaid dividends on such shares to the date of final distribution.

     (b) Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Corporation, nor the merger or consolidation of the Corporation into or with any other corporation, or the merger or consolidation of any other corporation into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this paragraph.

     (c) After payment to the Holders of the full preferential amount provided for in this paragraph 3 ($605.20), holders of shares of Class B Preferred in their capacity as Holders shall have no right or claim to any of the remaining assets of the Corporation.

     (d) If the assets of the Corporation available for distribution to the Holders upon dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which the Holders are entitled pursuant to clause (a) of this paragraph 3, and to which holders of any other class or series of stock of the Corporation ranking on a parity with the Class B Preferred as to distribution upon dissolution, liquidation or winding up of the Corporation (collectively, the "Parity Stockholders") are entitled pursuant to the Certificate of Incorporation, as it may be amended from time to time (including any Certificate of Designations), then such assets shall be distributed among the Holders of the

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Class B Preferred and the Parity Stockholders  ratably in proportion to the full amounts otherwise due such Holders and Parity Stockholders.

     4. Voting Rights. (a) The Holders of shares of Class B Preferred shall vote together with the shares of Common Stock of the Corporation. The Holder of each share of Class B Preferred shall be entitled to ten (10) votes per share of Class B Preferred.

     (b) Voting rights hereunder shall be exercised at each meeting of stockholders for the election of directors or otherwise or in connection with a written consent in lieu thereof, as the case may be.

     B. Common Stock. Subject to the rights, privileges, preferences and priorities of any holders of Serial Preferred Stock, the Common Stock shall be entitled to dividends out of funds legally available therefor, when, as and if declared and paid to the holders of Common Stock, and upon liquidation, dissolution or winding up of the Corporation, to share ratably in the assets of the Corporation available for distribution to the holders of Common Stock. Except as otherwise provided herein or by law, the holders of the Common Stock shall have full voting rights and powers, and each share of Common Stock shall be entitled to one vote. All shares of Common Stock shall be identical with each other in every respect.

     SECOND: That the Stockholders of the Corporation have approved such amendment at a meeting duly held on December 20, 1996

     THIRD: That such amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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     IN WITNESS  WHEREOF,  the  Corporation  has caused this  Certificate  to be signed by Barry A. Cinnamon, its President, and attested by Neil M. Kaufman, its Secretary, this 20th day of December, 1996.

                                       ALLEGRO NEW MEDIA, INC.

                                       By:/s/ Barry A. Cinnamon
                                          Barry A. Cinnamon
                                          President

 ATTEST:

 By:/s/ Neil M. Kaufman
    Neil M. Kaufman
    Secretary